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Exhibit 99.1

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations
& Corporate Communications
(905) 286-3000

For Immediate Release

BIOVAIL WAIVES PROXY VOTING CUT-OFF

TORONTO, Canada, August 6, 2008 — Biovail Corporation (NYSE, TSX: BVF) announced today that its Board of Directors has extended the proxy deposit deadline for the Corporation's Reconvened Annual Meeting to be held on Friday, August 8, 2008. Proxies may now be deposited with CIBC Mellon Trust Company up to 10:00 a.m. (Toronto time) on August 8, 2008 (the date of the Reconvened Meeting). The proxy deposit extension will allow all shareholders who have not yet had an opportunity to vote to complete and submit their proxy for the Reconvened Meeting.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets.

For more information about Biovail, visit the Company's Web site at www.biovail.com. For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

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  Exhibit 99.1
BIOVAIL WAIVES PROXY VOTING CUT-OFF